March 21, 2012

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk Pradip Bhaumik, Special Counsel, Office of Global Security Risk Barbara Jacobs, Assistant Director, Office of Corporation Finance

Re:	NetApp, Inc. Form 10-K for the Fiscal Year Ended April 29, 2011 Filed June 23, 2011 File No. 0-27130

Ladies and Gentlemen:

As a follow up to my colleague Steve Bochner’s discussion with Mr. Bhaumik on March 20, 2012 regarding the timing of NetApp, Inc.’s (the “Company”) response to your letter dated December 15, 2011 regarding the above-referenced filing, we are advised by the Company that the Company is in the final stages of its review of the matters addressed in the Staff’s comment letter and will respond as promptly as practicable but in no event later than April 23, 2012. If you have any questions or wish to discuss this request further, please call me at (650) 565-3591. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Nathaniel P. Gallon Nathaniel P. Gallon

cc:	Deanna Butler, Senior Director Legal, NetApp, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.